UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 20, 2006

Mr. William W. Davis, Chief Financial Officer
Crosstex Energy, L.P.
2501 Cedar Springs
Suite 100
Dallas, Texas 75201



      Re:	Crosstex Energy L.P.
		Registration Statement on Form S-3
      Filed June 2, 2006
		File No. 333-134712

		Crosstex Energy Inc.
      Amendment to Form 10-K for the year ended December 31, 2005
		Filed March 24, 2-006
		File No. 0-50536

Dear Mr. Davis:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Crosstex Energy, L.P

Form S-3

Where You can Find More Information, Page 49

1. Please correct the filing date of the Form 8-K/A containing the financial statements and pro forma financial statements for the businesses acquired from El Paso. We note that the filing was dated
November 1, 2005 and filed on November 10, 2005.

General

2. Update the financial statements as required by Rule 3-12 of Regulation S-X.

3. Include currently dated consents of the accountants in the amended registration statement.

Form 8-K filed May 31, 2006

4. Please revise to provide separate unaudited interim financial statements for the subsequent interim period through the date of acquisition with supporting footnote disclosures for the business acquired. The pro forma column does not satisfy this requirement of
Rule 3-05(b)(2)(iv) of Regulation S-X.

Crosstex Energy Inc.

Form 10-K for the year ended December 31, 2005

5. Please provide in a separate Form 8-K the financial statements for the El Paso acquisition, as required by Form 8-K, Item 2.01 and Item
9.01, and Rule 3-05 of Regulation S-X.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gabrielle Malits at (202) 551-3702 or
Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact
Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	VIA FACSIMILE
      Douglas M. Rayburn
      Baker Botts LLP
      214-953-6503
Crosstex Energy L.P.
Crosstex Energy Inc.
William W. Davis
June 20, 2006
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